July 14, 2022

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 4628
Washington, D.C. 20549
Attention: William Demarest
Mark Rakip

Re: Equinix, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 18, 2022
File No. 001-40205

Mr. Demarest and Mr. Rakip,

On behalf of Equinix, Inc. (“Equinix”, the “Company” or “We”), this letter responds to the comments set forth in your letter dated July 7, 2022. For your convenience, we have repeated the comments in your letter.

1. We note your presentation of the non-GAAP financial measure Adjusted EBITDA presented on an entity-level basis reconciled from Income from operations rather than Net income. As you are providing a performance measure, in future periodic filings please revise to reconcile this measure from consolidated Net income as the most directly comparable measure calculated in accordance with GAAP. Refer to Question 103.02 of the Division's Compliance and Disclosure Interpretations for Non-GAAP Financial Measures.

RESPONSE TO COMMENT 1:

Equinix acknowledges the Staff’s comment and confirms that Equinix will revise its disclosure in future periodic filings to reconcile Adjusted EBITDA to consolidated net income rather than income from operations. We expect that this disclosure will be substantially similar to the reconciliation included in Appendix A, which has been illustratively amended for the Staff’s comment.

2. We note your segment measure of profit or loss is reconciled to Income from operations as presented in your consolidated statements of operations. In future periodic filings, please reconcile your segments' measure of profit or loss to consolidated Income before income taxes. Refer to ASC 280-10-50-30b.

RESPONSE TO COMMENT 2:

Securities and Exchange Commission

Equinix acknowledges the Staff’s comment and confirms that Equinix will revise its disclosure in future periodic filings to reconcile the segments’ measure of profit or loss to consolidated income before income taxes rather than income from operations. We expect that this disclosure will be substantially similar to the reconciliation included in Appendix B, which has been illustratively amended for the Staff’s comment.

If you have any questions or comments concerning the foregoing, please contact me at (650) 598-6256.

Very truly yours,

/s/ Keith Taylor
Keith Taylor
Chief Financial Officer

cc: Charles Meyers
Brandi Galvin Morandi

Securities and Exchange Commission

Appendix A:

Form 10-K for the year ended December 31, 2021
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures
Adjusted EBITDA, page 65 – Illustratively amended for the Staff’s comment

	Years Ended December 31,
	2021	2020
Net income	$499,728	$370,074
Income tax expense	109,224	146,151
Interest income	(2,644)	(8,654)
Interest expense	336,082	406,466
Other (income) expense	50,647	(6,913)
Loss on debt extinguishment	115,125	145,804
Depreciation, amortization, and accretion expense	1,660,524	1,427,010
Stock-based compensation expense	363,774	311,020
Transaction costs	22,769	55,935
Impairment charges	—	7,306
Gain on asset sales	(10,845)	(1,301)
Adjusted EBITDA	$3,144,384	$2,852,898

Securities and Exchange Commission

Appendix B:

Form 10-K for the year ended December 31, 2021
Item 15. Exhibits, Financial Statement Schedules
Financial Statements
Notes to Consolidated Financial Statements
17. Segment Information, page F-61 – Illustratively amended for the Staff’s comment

	Years Ended December 31,
	2021	2020
Adjusted EBITDA:
Americas	$1,326,460	$1,186,022
EMEA	1,033,333	974,246
Asia-Pacific	784,591	692,630
Total adjusted EBITDA	3,144,384	2,852,898
Depreciation, amortization and accretion expense	(1,660,524)	(1,427,010)
Stock-based compensation expense	(363,774)	(311,020)
Transaction costs	(22,769)	(55,935)
Impairment charges	—	(7,306)
Gain on asset sales	10,845	1,301
Interest income	2,644	8,654
Interest expense	(336,082)	(406,466)
Other income (expense)	(50,647)	6,913
Loss on debt extinguishment	(115,125)	(145,804)
Income before income taxes	$608,952	$516,225